VITia relieves patients from treatment plan bureaucracy and healthcare ecosystem complexities, providing personalized solutions, AI insights, and rewards



VITIA

An AI-powered app for patients to help their caregivers, family and doctors, be on the same page

vitiacare.com   Boston, MA   X   in   f

Highlights

1 Closed deal with pharmacy chain, integrated with ERP for payment and meds delivery for best UX

2 Support from lead investors with great pharma and biotech experience to close $180k pre-seed funding

3 Our pilot is Going Live! It will provide us with key proof-of-concept data and initial revenue

4 Our amazing team! We add over 60yrs experience in healthcare and over 25yrs in loyalty programs

5 Surveyed +400 doctors, 80% acknowledge need of follow up and patient education tools

6 Of 100 patients surveyed, almost 50% claimed doctors did not thoroughly explained their condition

7 Almost 50million Americans suffer complications from medication non-adherence, a $52B TAM in the US

Our Team



Fernando Silva CEO

Launched Forteo, achieved greatest global uptake Won $150k grant from Mexican government for Sanantia Turnaround Merck KGaA Oncology, grew market share from 6 to 16% Earned 2016 Entrepreneur of the Year by Expansion, Mexico's top business magazine



Alejandro Sanchez CTO

Grew Club Premier membership base 300% over 3 years, and created a dedicated data monetization business line Launch of Loyalty program for Despegar in Mexico, Colombia, Peru and Ecuador and setup for development of Loyalty ecosystem in each one



Kasia Hein-Peters CMO (Chief Medical Officer)

Launched Gardasil, the first cervical cancer vaccine. Grew to $400M in international markets ($2B peak sales). Managed COVID-19 response at Terumo, supporting convalescent plasma collection, ensuring sales growth despite overall market decline



Cesar Laguna CFO

During the outbreak of COVID-19, I was part of Aeromexico's leading finance team in the Chapter 11 restructuring process, which resulted in a successful emergence of the Company, including the conversion of general unsecured claims to new stock.



Jesica Lopez VP of Patient Support

Helped patients reach 92% adherence at Sanantia Improved support from 3 thousand to over 20 thousand monthly calls, and Designed handbooks for patient attention to increase treatment adherence from 50 to 80% at Mexico City's Ministry of Health



Tatiana Yglesias US Strategy Advisor

Led blockbuster launch at Novartis surpassing forecast by 100% Drove disruptions as digital-only commercialization, organizational redesign and partnership terminations Leveraging executive network and expertise as startup board member and advisor

An AI-powered app for patients to help their caregivers, family and doctors, be on the same page









An AI-powered app for patients to help their caregivers, family and doctors, be on the same page

An estimated 129 million people in the US have at least one major chronic disease, that means almost any person in the US has a first degree family member suffering from heart disease, cancer, diabetes, obesity, hypertension or other conditions.

We all know about the struggles patients face, VITia is here to change that by providing tailored plans for individual patients. In the following slides I'll walk you through how we do it.

Thanks for your interest in VITia, I look forward to having you as our shareholder!

- fernando

P.S. Right between the video and the highlights section, there's a tab to ask questions that will get directly to my inbox, please feel free to ask anything, I will be happy to answer.

The problem

Heavy economic burden





- Almost 1 out of 6 Americans experiences complications from non-adherence
- Associated morbidity and mortality



> Associated morbidity and mortality costs $528.4 billion annually*

*Magellan Health Insights (https://tinyurl.com/MagellanHealthInsights)

Poor management of chronic conditions eventually leads to treatment dropout, a problem that has a huge impact on both society and families' economy. It's a problem that urgently calls for a solution.

A complex problem. Its root causes



Patients face multiple challenges

- Cost of drugs
- Side effects
- Lack of motivation
- Access to treatment
- Poor patient-doctor communication
- Poor knowledge about condition and medications



*Main reasons patients drop their treatment include patient education, patient-doctor communication, incentives, medication-taking reminders, access (to medication)
Dean, D. (2019). Improving Medication Adherence Programs with Behavioral Science. Scholarly Commons, University of Pennsylvania
Kim, J., Combs, K., Downs, J., Tilman, F., (2018). Medication Adherence: The Elephant in the Room. US Pharmacist. 2018;43(1)30-34.

During my long career in healthcare, I learned that patients face multiple challenges to properly manage their condition, but it was not until my wife was diagnosed with rheumatoid arthritis that I understood the problem from the patient's point of view, and I made it my mission to solve this problem. Let's join forces to help patients, their families and doctors!

Our solution















Need support from loved ones
VITiaCARE provides:
• Education – Help patients improve adherence up to 55%1
• Family alignment – Treatment adherence is 27% higher when patients have family support2
• Doctor communication – 83% of patients achieve positive results3
4 | VITia, Inc. – Investors' Deck | Jun-2024
CONFIDENTIAL, NOT FOR DISTRIBUTION
1 Hill J., Bird H., Johnson S. Effect of patient education on adherence to drug treatment for rheumatoid arthritis: a randomised controlled trial. Annals of Rheumatic Diseases 2001, 60(9), 869-875.
2 Miller TA, Dimatteo MR. Importance of family/social support and impact on adherence to diabetic therapy. Diabetes Metab Syndr Obes. 2013;6:421–426. Published 2013 Nov 6. doi:10.2147/DMSO.S36368.
3 Bennett JK, Fuertes JN, Keitel M, et al. The role of patient attachment and working alliance on patient adherence, satisfaction, and health-related quality of life in lupus treatment. Patient Educ Couns. 2011;85(1):53–59. [PubMed: 20869188].

At VITia, we are delivering the most complete approach to help patients and their families.

- Patient education about their condition and treatments
- Help patients, their family & caregivers be aligned to doctors' recommendations for easier follow up. Family members will better understand patients and support more effectively
- Open communication channel with doctors. Doctors will better understand patient's evolution and needs, and can have information from other doctors treating their patients for better follow up.

How we use Artificial Intelligence (AI)

AI insights / Personalized solutions
My Personalization Tools
My selfcare actions
Records
Glucose - mg/dL
Add Prescription

   

1. AI-powered patient education	2. Intelligent Communication Channel	3. AI-enhanced Access	4. Motivation through loyalty rewards
Learn from VITiaCARE's virtual health coach	AI optimizes communication	Prescription reminders & refills	Gamification & VITia Points!

Every patient is different, and has different needs, and those needs are likely to change over time for any given patient. Through AI VITiaCARE learns about patient's needs to offers personalized solutions to solve the most impactful causes:

- Patient education. Patients not only receive tailored information, but also have the opportunity to ask questions and chat with our virtual health coach

- Intelligent communication with doctors. If patients grant permission, their doctors can have access to dashboards that show patient's evolution, how closely patients have follow their recommendations, or what other doctors are saying, leading to more meaningful conversations

- Simplified reminders. Getting a reminder to take your drug is one thing, having the possibility of ordering your drug refills within the app, and getting them delivered to your door is another. Plus, patients get awarded with VITiaPoints for getting their drugs on time!

- Motivation. As with everything else, motivation differs from patient to patient, AI helps VITiaCARE to understand each patient's drivers, to provide incentives for developing healthy habits.

Value Proposition

Interaction within healthcare









ecosystem for comprehensive support
Pharmacy & supplements
Associations (patients, physicians)
Physician
Eye & ear care
Patient
Patient Support
Lab Analysis
Caregivers (HCP, family)
Hospitals & clinics
Patients aligned with all healthcare players
• Payors (Insurance & government)
• Healthcare systems
• Drug manufacturers
• Healthcare providers
• Doctors
• Family & caregivers
6 | VITia, Inc. – Investors' Deck | Jun-2024
CONFIDENTIAL, NOT FOR DISTRIBUITION

We've learned that patients need external motivators.

Inspired in frequent flyer programs, we are working to create a coalition, just as they partner with hotels, car rental companies, restaurants and other travel-related products and services, we will partner with bio-labs, eye & ear care retailers, caregiver agencies, etc.

Patients will benefit from a wide array of services, where they can both earn and redeem their VITia Points. Aligning incentives of all healthcare players!

Today, we are starting our coalition partnering with a pharmacy chain.

Our competitive advantage

Competitors only solve part of the problem
PSPs are costly, not scalable & product-centered*

Open access freemium to all	✓	✓	✗	✓	✗	✗
Loyalty rewards in a healthcare ecosystem	✓	✗	✗	✗	✗	✗
Learning through interaction	✓	✗	✗	✗	✗	✗
Incentives & gamification	✓	✗	✓	✓	✓	✓
Drug intake reminders	✓	✓	✓	✓	✓	✓



*Pharmas' return on $5B spent yearly on patient support programs? Only 3% are using them: survey, FIERCE Pharma (https://www.fiercepharma.com/marketing/pharmas-return-5-billion-spent-yearly-patient-support-programs-only-3-use-survey)

Patient Support Programs, or PSPs, are product-centered, not patient-centered. Pharmaceutical companies spend over $5B a year to reach only 3% of patients, it's a non-scalable and expensive model.

Other HealthTech companies, have only focused to solve one of these problems, not being sufficient to help patients change their behavior. Our holistic approach is the difference.

Business Model



VITiaCARE is free to users (patients, their doctors, and caregivers) and we want to to keep it that way.

We have two sources of revenue:

1. From customers (pharmaceutical, and insurance companies). They pay a monthly fee per patient and an annual subscription fee for

data analytics. We help pharma increase their revenue by improving adherence to their medications, and insurance companies to limit expenses of disease complications related to non-adherence.

2. From Partners (pharmacies and other healthcare companies). They pay us a commission on sales and a fee for VITia Points awarded to patients. We support them to increase loyalty to their products and services, will

Total Addressable Market (TAM)







Basis for Total Addressable Market* calculation:

- Patient Support Programs (PSPs) and Loyalty Programs**
- Market sizes extrapolated for conditions that commonly use PSPs

*US and Latin America

**Size of Patient Support and loyalty programs, from:
- Grand View Research, U.S. Patient Engagement Solutions Market Size, Share & Trends Analysis Report By Delivery Type (Web-based, Cloud-based, On-premise), By Component, By End Use, By Application, By Therapeutic Area, And Segment Forecasts, 2023 - 2030 (https://www.grandviewresearch.com/industry-analysis/us-patient-engagement-solutions-market), Aug 26, 2021)
- Markets and Markets, Loyalty Management Market by Component (Solutions and Services), Organization Size (Large Enterprises and SMEs), Deployment Type, Operator (B2B and B2C), Application (Web and Mobile), Vertical, and Region - Global Forecast to 2026 (https://www.marketsandmarkets.com/Market-Reports/loyalty-management-market-172873807.html), Aug 26, 2021

Conservative numbers project Patient Support Programs (PSPs) to a compounded annual growth rate (CAGR) of 15.3% from 2023 to reach $18.3B in 2030 (Grand View Research) and loyalty management market to grow at CAGR of 17.5% to reach $22.8 in 2028 (Markets and Markets). Extrapolating these numbers for U.S. and Latin America we estimate the combined market will reach $52B, making it feasible for us to reach $150M in revenue!

A strong team with complementary abilities





Solving such a complex problem, requires great expertise, I cannot do it alone. I'm thrilled to introduce you to my amazing team:

- Alex, CTO, one of the sharpest minds I know, a mathematician and computer science engineer with deep knowledge on credit cards and airline loyalty programs, with proven results in growing customer base at Aeromexico Rewards and launching Despegar's program in Latin America.

- Kasia, CMO (Chief Medical Officer) she has a rare combination of sound scientific knowledge with great marketing acumen in the US and globally, with great success in global launches under her belt.

- Cesar, CFO, a leader in financial operations with great expertise in public markets and managing financials of loyalty programs. He's dealt with large problems in public companies, and helped moved ahead successfully.

- Jes, VP of Patient Support, with over 12 years helping patients to better manage their chronic conditions, helping patients reach 92% adherence in our previous venture.

Traction

Traction



1. **Paid pilot** is live – Monitor patients' improvement over six months
   - Potentially will bring **3,000 users & 300 doctors by Y1**
2. **US launch prep - Latino population**
   - Targeting neighborhood health clinics and independent pharmacies as potential partners for study
3. **Partnerships & ongoing negotiations**
   - Members of Global Health Innovation XCHANGE, submitted proposal to ARPA-H[1] Sprint for Women's Health
   - AMD[2] – Virtual health coach training for patient education
   - INCMNSZ[3] – Randomized study to show VITiaCARE efficacy vs. control group

[1]The Advanced Research Projects Agency for Health, more info: https://arpa-h.gov/about
[2]Mexican Association of Diabetes
[3]Salvador Subiran Mexican Institute of Medical Sciences and Nutrition, one of the most prestigious health institutes in Mexico

Our paid pilot is live!

It will not only bring initial revenue from commissions and VITia Points, but also provide us with key data to bring new customers and partners, as we build the basis to launch a study in the US Sith the Latino population.

Jointly with Global Health Innovation XCHANGE, we submitted a proposal to ARPA-H, and have ongoing negotiations with the Mexican Diabetes Association, and the Mexican Institute of Medical Sciences.

Wefunder round - Move quickly to profitability

The Ask



$124,000

We are looking for $124k to **further develop our product** and boost our marketing efforts to **reach 1,000 users**, and **$6,000 MRR** in nine months



We are raising $124,000 on Wefunder to further develop our product and boost marketing efforts to reach 1,000 patients and $6,000 in MRR by month 9.

We have reached our first $50,000!!

Our aim is to be in a position to raise between $500k to $1M round by Q1 2025 and keep expenses under control to reach profitability next year.

Note: future projections are not guaranteed

With a $12,000 burn rate, funds will give us 10-month runway, our goal is to put VITia in a position where we are able to raise a $1M seed round with a $10M post-money valuation

Why VITia, why now?

The best time is now!



1. **Great ($52B) market opportunity**, both pharma companies and insurance companies crave for a solution. Potential demand is there!

2. **Well thought and designed product**, built on the basis of four building blocks that have proven to work.

3. **Solid track record of founding team**, accomplished entrepreneurs, marketers, loyalty programs experts, and deep understanding on patients' motivators. We know how to get things done!





to get things done.

Join us in this exciting journey!

Contact

Join us in revolutionizing chronic care with AI-powered personal health solutions. Together, we can transform lives, one patient at a time

Fernando Silva
Founder & CEO

VITia, Inc.
One Boston Place Suite 2600
Boston, MA 02108
https://vitiacare.com

The interaction we've had with users, customers and partners makes us confident that we will transform patient care, but we cannot do it alone, and need to move faster, this is where you come in, by completing this pre-seed round we will have the resources to both launch a powerful marketing campaign to communicate our results and to incorporate the main upgrades that our pilot users tell us we need.

COME WITH US IN THIS EXCITING JOURNEY!!

"One of the biggest
challenges to medicine is the
incorporation of information



technology in our practices."

Samuel Wilson